[redacted]

15045355

SECURI MISSION

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2/19/15

JAN 01 2015

ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foresters Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd. #A-202
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Smith (858) 550-4844
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name - if individual, state last, first, middle name)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	*(City)*	*(State)*	*(Zip Code)*

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2/19/15

OATH OR AFFIRMATION

I, Frank Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH MENDEZ
Commission No. 2093580
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires DEC 14, 2018
CLS1 CLS1

Frank L. Smith
Signature

PRESIDENT
Title

Elizabeth Mendez
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAIT | WELLER

FOCUS. EXPERTISE. RESULTS.

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On 1.26.15 before me, Elizabeth Mendez, Notary Public
(insert name and title of the officer)

personally appeared Frank Smith,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ELIZABETH MENDEZ
Commission No. 2093580
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires DEC 14, 2018

Signature Elizabeth Mendez (Seal)

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Financial Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	9
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	11
Other Information:	
Management statement regarding exemption from the reserve requirement pursuant to rule 15c3-3	12

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

We have audited the accompanying financial statements of Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Foresters Equity Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year comparative information has been derived from Foresters Equity Services, Inc.'s (a wholly owned subsidiary of The Independent Order of Foresters), 2013 financial statements and, were audited by other auditors, whose report dated January 20, 2014, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2014, and the results of its operations, its changes in stockholder's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 9 – 11 has been subjected to audit procedures performed in conjunction with the audit of Foresters Equity Services, Inc.'s (a wholly-owned subsidiary of The Independent Order of Foresters) financial statements. The supplemental information is the responsibility of Foresters Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 22, 2015

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Financial Condition

December 31, 2014 and 2013

ASSETS

	2014	*2013*
Cash	3,316,872	2,359,617
Money market funds	374,039	374,001
Deposits with clearing organizations	50,129	50,129
Cash and cash equivalents	3,741,040	2,783,747
Commissions receivable	261,932	267,360
Due from Parent	961	-
Fixed assets, net	8,840	14,466
Deferred tax assets	400,000	-
Other assets	58,416	46,835
	$4,471,189	$3,112,408

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	*2013*
Liabilities		
Accounts payable and accrued expenses	901,783	845,569
Due to parent	-	3,492
Total liabilities	901,783	849,061
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	5,038,575	5,038,575
Accumulated deficit	(2,269,169)	(3,575,228)
Total stockholder's equity	3,569,406	2,263,347
	$4,471,189	$3,112,408

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Income

Years Ended December 31, 2014 and 2013

	2014	*2013*
Revenues		
Commissions	$10,590,103	$9,220,450
Interest	1,001	1,357
Other revenues	30,364	37,125
Total revenues	10,621,468	9,258,932
Expenses		
Commissions and clearing costs	7,491,069	6,201,502
Compensation and employee benefits	1,393,883	1,371,242
General and administrative	168,192	164,094
Marketing	244,586	225,645
Compliance	176,709	113,376
Licensing costs	124,354	141,686
Occupancy	72,378	69,366
Information systems	(16,116)	113,830
Operations	15,677	23,606
Depreciation and amortization	10,051	4,200
Total expenses	9,680,783	8,428,547
Income before income tax expense	940,685	830,385
State Income tax expense (benefit)	34,626	(43,776)
Federal Income tax expense (benefit)	(400,000)	-
Net income	$ 1,306,059	$ 874,161

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2014 and 2013

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, January 1, 2013	$800,000	$5,038,575	$(4,449,389)
Net income	-	-	874,161
Balance, December 31, 2013	800,000	5,038,575	(3,575,228)
Net income	-	-	1,306,059
Balance, December 31, 2014	$800,000	$5,038,575	$(2,269,169)

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Cash Flows

Years Ended December 31, 2014 and 2013

	2014	*2013*
Cash flows from operating activities		
Net income	$1,306,059	$ 874,161
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	10,051	4,200
Deferred income taxes	(400,000)	-
Changes in operating assets and liabilities		
Commissions receivable	5,428	(126,032)
Other assets	(11,581)	(805)
Accounts payable and accrued expenses	56,214	161,545
Due from/to parent	(4,453)	2,618
Net cash from operating activities	961,718	915,687
Cash flows from investing activities		
Capital expenditures	(4,425)	(3,600)
Cash flows from financing activities	-	-
Net increase in cash and cash equivalents	957,293	912,087
Cash and cash equivalents, beginning of year	2,783,747	1,871,660
Cash and cash equivalents, end of year	$3,741,040	$2,783,747
Supplemental disclosure of Cash Flow Information		
Interest Paid	–	–
Income taxes paid (recovered)	27,870	(54,912)

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Foresters Equity Services, Inc. ("FESCO") is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). FESCO is a registered broker-dealer and a registered investment advisor licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority. FESCO provides broker-dealer services involving primarily mutual funds and variable products and insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition and Commission Expense. Security transactions and the related commission revenue are recorded on a trade date basis. Trail commissions are generally recorded when the data necessary to reasonably determine such amounts have been received by FESCO. Other revenues are recognized as services are rendered.

Commission expense on related sales is recorded on a trade date basis. Trail commission expense is generally recorded when the related commission income is recorded, which is when the necessary data is received by FESCO.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, five years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash and investment in money market funds. Investments in mutual funds are valued at market value with the resulting differences between cost and market included in income.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

2. RELATED PARTY TRANSACTIONS

Due to Foresters. The Company reimburses Foresters for compensation and other costs that Foresters pays on behalf of the Company in accordance with the Service Agreement dated January 1, 2011. These costs amounted to approximately $1,397,000 in 2014 and $1,341,000 in 2013. As of December 31, 2014 there was a balance due from Foresters in the amount of $960. As of December 31, 2013 the balance owed to Foresters was $3,742.

3. FIXED ASSETS

	2014	*2013*
Computer equipment and software	$452,260	$448,432
Other equipment	36,233	35,636
Leasehold improvements	14,785	14,785
Furniture and fixtures	59,220	59,220
	562,498	558,073
Less accumulated depreciation	(553,658)	(543,607)
	$ 8,840	$ 14,466

4. INCOME TAXES

The Company recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances have been established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Management evaluated the deferred tax asset that results from federal and state net operating losses to determine, based on available evidence, whether any or all will be realized in the normal course of operations. As a result of this analysis, the Company recognized a 100% valuation allowance in previous years for the net operating losses that likely will not be realized. For the year ended December 31, 2014, management determined that a portion of net operating losses are likely to be utilized. Accordingly, the Company recognized a recovery of federal and state income taxes of $400,000.

At December 31, 2014 and 2013, the Company recognized a long-term deferred tax asset for net operating loss carryforwards of approximately $918,000 and $1,224,000 respectively. In addition, the Company recognized a valuation allowance against the asset of $518,000 and 1,224,000 respectively.

At December 31, 2014 and 2013, the Company has net operating loss carryforwards of approximately $2,700,000 and $3,600,000 respectively, which will expire on various dates through 2030.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2014 and 2013.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2014 was 0.36 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2014, the Company had net capital of $2,486,229 which was $2,426,110 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2014

Total stockholder's equity	$3,569,406
Less non-allowable assets	
Cash	408,440
Fixed assets	8,840
Other assets	658,416
Net capital before haircuts on security positions	2,493,710
Less haircuts on security positions	7,481
Net capital	$2,486,229
Total aggregate indebtedness	$ 901,783
Ratio of aggregate indebtedness to net capital	0.36
Minimum net capital required	$ 60,119

Note: There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2014.

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2014; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

I, as a member of management of Foresters Equity Services, Inc. (the "Company"), am responsible for complying with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934. I am also responsible for establishing and maintaining effective internal control over compliance with such exemptive provisions. I have performed an evaluation of the Company's compliance with the exemptive provisions from January 1, 2014 through December 31, 2014.

Based on this evaluation, I assert that the Company was in compliance with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2014, and from January 1, 2014 through December 31, 2014.

FORESTERS EQUITY SERVICES, INC.

Laura Malechuk

Laura Malechuk
Chief Financial Officer

TAIT | WELLER

FOCUS EXPERTISE RESULTS

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Pursuant to Rule 15c3-3, in which (1) Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Foresters Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)2ii (the "exemption provisions") and (2) Foresters Equity Services, Inc. stated that Foresters Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Foresters Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foresters Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 22, 2015

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating Foresters Equity Services, Inc.'s compliance with applicable instructions of Form SIPC-7. Foresters Equity Services, Inc.'s management is responsible for the Foresters Equity Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts listed in the Company's audited financial statements for the year ended December 31, 2014 with the amounts reported on the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC 7 and in the related schedules and working papers supporting the adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 22, 2015